■  EXHIBIT 99.1

Investment in Other Corporation (KIECO)

1. Details of the Company

-	Name of Company : Korea Independent Energy Corporation (KIECO)

-	Paid-in Capital (KRW) : 200 billion

-	Total number of outstanding shares : 40 million shares

2. Details of Acquisition

-	Total value of shares to be acquired : KRW 291.5 billion

-	Number of shares to be acquired by the investment : 20 million shares

-	Shareholding ratio after investment (%) : 50%

-	Purpose : Company diversification

-	Scheduled acquisition date : June 30, 2005

-	Method : Purchase directly on the Stock Exchange

Scheduled acquisition date is adjustable.